		December 31, 2025 Original Issuance	Crowdfunding	Series A	Fully Diluted		December 31, 2024 Original Issuance	Crowdfunding	Series A	Fully Diluted		December 31, 2023 Original Issuance	Crowdfunding	Fully Diluted
I. Common Stock 10,424,434 shares authorized)														
A. Issued and Outstanding		7,620,499	176,348	0	7,796,847		7,609,230	176,348	0	7,785,578		7,609,230	176,348	7,785,578
					0									
II. Preferred Stock (0 shares authorized)														
A. Series A Issued and Outstanding (________ shares designated)		0	0	1,188,007	1,188,007		0	0	1,188,007	1,188,007		0	0	0
B. Series B Issued and Outstanding (________ shares designated)		0	0		0		0	0		0		0	0	0
C. Series B Warrants (as converted)		0	0		0		0	0		0		0	0	0
D. Series C Issued and Outstanding (_________ shares designated)		0	0		0		0	0		0		0	0	0
III. [202_] Stock Plan														
A. Maximum number of shares authorized under Plan	960,000					960,000					960,000			
B. Options														
B1. Total Option Grants	1,154,723					1,154,723					1,124,723			
B2. Less: Cancelled and Expired Option Grants - Put Back in Plan	201,670					201,670					201,670			
B3. Less: Total Option Exercises (1)	0					0					0			
B4. Equals: Total Options Outstanding (B1-B2-B3)	***953,053***					***953,053***					***923,053***			
C. Restricted Stock (RSP) Issuances														
C1. Total RSP Grants	0					0					0			
C2. Less: Repurchased RSP Issuances - Not Back in Plan	0					0					0			
C3. Equals: Net RSP Issuances - Outstanding (1)	***0***					***0***					***0***			
D. Shares Available for Future Option/RSP Grants														
D1. (A-B3-B4-C1)	***6,947***					***6,947***					***36,947***			
E. Shares Remaining Under Plan (shares available for stock or option grants as well as outstanding options)														
E1. (B4+D1)	***960,000***				960,000	***960,000***				960,000	***960,000***			960,000
IV. Total Shares Issued and Outstanding, Including Shares Committed for Issuance and Employee Reserves, Assuming Conversion of All Convertible Securities and Exercise of All Outstanding Options		***7,609,230***	***176,348***	***1,188,007***	***9,933,585***		***7,609,230***	***176,348***	***1,188,007***	***9,933,585***		***7,609,230***		***8,745,578***

(1) Included under "Common Stock - Issued and Outstanding".

FULLY DILUTED

Breakdown of Ownership

Overall	December 31, 2025 Shares	%	December 31, 2024 Shares	%	December 31, 2023 Shares	%
I. Common Stock	7,785,578	78.38%	7,785,578	78.38%	7,785,578	89.02%
II. Series A Preferred Stock	1,188,007	11.96%	1,188,007	11.96%	0	0.00%
III. Series B Preferred Stock	0	0.00%	0	0.00%	0	0.00%
IV. Series __ Warrants	0	0.00%	0	0.00%	0	0.00%
V. Series C Preferred Stock	0	0.00%	0	0.00%	0	0.00%
VI. 202_ Stock Plan (options issued and available for issue)	960,000	9.66%	960,000	9.66%	960,000	10.98%
TOTAL:	**9,933,585**	**100.00%**	**9,933,585**	**100.00%**	**8,745,578**	**100.00%**